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                             April 13, 2021

       Erik Anderson
       Chief Executive Officer
       Decarbonization Plus Acquisition Corp
       2744 Sand Hill Road
       Suite 100
       Menlo Park. CA 94025

                                                        Re: Decarbonization
Plus Acquisition Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 17,
2021
                                                            File No. 001-39632

       Dear Mr. Anderson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Letter to Shareholders, page i

   1. We note that you plan to issue shares of Class A Common Stock assuming the Business
                                                        Combination Proposal is
approved. Please advise us of the exemption from the Securities
                                                        Act that you are
relying upon and provide an analysis supporting the use of such exemption.
       Summary Term Sheet, page vii

   2. Refer to the second to last bullet point on page vii. Please revise to clarify with greater detail the reference to
"certain provisions of the Business Combination Agreement that do not result in an upward
adjustment." Describe the provisions and the upward adjustment.
 Erik Anderson
FirstName   LastNameErik Anderson
Decarbonization  Plus Acquisition Corp
Comapany
April       NameDecarbonization Plus Acquisition Corp
       13, 2021
April 213, 2021 Page 2
Page
FirstName LastName
Questions and Answers About the Proposals for DCRB Stockholders, page 1

3. Refer to the second question on page 1 describing the Authorized Share Proposal. If approved, this proposal will provide the registrant with a significant quantity of authorized shares of Class A Common Stock and Preferred Stock available for issuance following consummation of the business combination and all related transactions. With a view towards disclosure, please advise if there are any current plans, proposals or arrangements with respect to the issuance of those remaining authorized shares.
4. Refer to the answer on the top of page 7. The third and fifth bullet points provide the current value of 1,051,417 Founder Shares originally purchased for $25,000. Please provide similar dollar information with respect to the 5,643,125 shares and 12,157,625 shares referenced on the bottom of page 3 and top of page 4 in order to illustrate the potential yield on investment that the initial stockholders may potentially earn following consummation of the business combination.
Lock-up Agreement, page 15

5. Please revise to clarify the number of shares held by the "certain" stockholders of Hyzon who entered into the Lock-Up Agreement.
Hyzon depends upon its relationship with its parent company Horizon..., page 37

6.       The second paragraph of this risk factor indicates that "Hyzon   s
agreements with Horizon
         and its affiliates may not reflect terms that would have resulted from
arm   s-length
         negotiations with unaffiliated third parties." Please revise to identify such terms, to the extent material to a stockholder's evaluation of of the Business Combination Proposal.
The JOBS Act permits emerging growth companies like us to take advantage of certain exemptions..., page 59

7. The paragraph references August 14, 2023 as the fifth anniversary of the registrant's IPO.
         Please revise as appropriate.
Unaudited Pro Forma Condensed Combined Financial Information, page 62

8. Refer to page 65. We note that in addition to the 186,665,517 shares to be issued for
         Hyzon at Closing, during the Earnout Period, DCRB will issue Earnout Shares to eligible holders of Hyzon in three tranches of 9,000,000, 9,000,000, and 5,250,000 upon the post-
         combination company achieving certain sales prices per share within the Earnout Period.
         Please identify the eligible holders of Hyzon who will receive Earnout Shares and disclose and discuss how you intend to account for Earnout Shares.
9. Refer to page 66. Please revise the pro forma balance sheet to correct the balances of
         Total Stockholders    Equity for DCRB Historical and Combined to
exclude the
         Common stock subject to possible redemption, consistent with the presentation in DCRB's historical financial statements.
 Erik Anderson
FirstName   LastNameErik Anderson
Decarbonization  Plus Acquisition Corp
Comapany
April       NameDecarbonization Plus Acquisition Corp
       13, 2021
April 313, 2021 Page 3
Page
FirstName LastName
10. Refer to page 67. Please revise the pro forma statement of operations to disclose historical earning per share information for DCRB and Hyzon.
11. Refer to note 2 on page 69. We note that management will perform a comprehensive
         review of DCRB   s and Hyzon   s accounting policies and may identify
differences between
         the accounting policies of the two entities which, when conformed, "could have a material impact on the financial statements of the post-combination company". Given the level of operations and current accounting policies of each entity, please explain what policies will be reviewed and explain how or why differences could have a material impact on the post-
         combination company.
12. Refer to note 3(B) on page 69 and note 3(CC) on page 70. Please explain the difference between the $22.1 million related to advisory, bankers, legal and other fees disclosed in note 3(B) and the amount reflected in the pro forma statement of operations in note 3(CC).
Comparative Share Information, page 72

13. Please provide pro forma equivalent per share disclosures. Refer to the instructions to
         Item 14, paragraph 7(b)(10) of Schedule 14A. See Instruction 2 to the Item for guidance on equivalent per share data. In addition, please clarify that DCRB's historical net loss per common share represents the net loss per share for the class B common stock and disclose there was no net income or loss per share for the class A common stock during the period presented.
Unaudited Prospective Financial Information, page 98

14. The last paragraph on page 98 indicates that the "the financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters
         specific to Hyzon   s business." Please revise to describe such
estimates and assumptions
         with greater specificity and quantify where practicable. Please consider this comment with respect to the "operational assumptions" and "[o]ther key asumptions" referenced in the paragraphs following the table at the top of page 100.
Approval of amendments to the exclusive forum provision, page 113

15. Disclosure in the second paragraph of this section indicates that "the Proposed Second
         A&R Charter provides that, unless New Hyzon consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act or any rule or regulation promulgated thereunder (in each case, as amended) shall be the federal district court for the District of Delaware (or, if such court does not have jurisdiction over such action, any other federal district court of the United States)."
Section 22 of the Securities
         Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise the disclosure to state that there is uncertainty as to whether
 Erik Anderson
FirstName   LastNameErik Anderson
Decarbonization  Plus Acquisition Corp
Comapany
April       NameDecarbonization Plus Acquisition Corp
       13, 2021
April 413, 2021 Page 4
Page
FirstName LastName
         a court would enforce the provision.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Hyzon, page 126

16.      We note Hyzon is a subsidiary of Horizon Fuel Cell Technologies (
Horizon   ) and the
         post-combination company will be a controlled company. We also note Hyzon will
         depend on and has entered agreements with Horizon   s subsidiaries,
including for supply
         of hydrogen fuel cell systems and for joint ownership and licenses of certain intellectual property, including an agreement with JS Horizon that will result in Hyzon paying JS
         Horizon two fixed payments totaling $10 million in 2021. Please more fully address the following:
             Disclose and discuss the nature and extent of Horizon's operations and identify its owners;
             Explain why the intellectual property being acquired from JS Horizon was not contributed to Hyzon when Hyzon was formed; and
             Disclose and discuss if, how, and to what extent the future operations of Hyzon are expected to relate to or be dependent on Horizon and its subsidiaries.
17. We note the disclosures on page 127 that, to date, Hyzon has received binding orders for
         Hyzon-branded commercial vehicles and coach buses in an aggregate value of approximately $18.2 million and Hyzon expects the first shipments to occur by the first quarter of 2022. Please explain why the binding orders are not disclosed as remaining performance obligations in the notes to historical financial statements as required by ASC
         606-10-50-13 to 50-15. If the orders are cancellable, please clarify that fact.
18.      Refer to page 131. Please quantify and more fully disclose and discuss
Hyzon   s long term
         liquidity requirements and priorities. Please address any potential changes in those priorities that could occur as a result of changes in the amount of cash available on a pro forma basis due to the actual amount of redemptions.
19. Refer to page 132. Please quantify and more fully discuss changes in the estimated fair value of Hyzon during the period presented. Please also address any material differences between the valuations used to determine the fair value of recently granted stock options and warrants relative to the fair value implied by the current merger transaction.
Consolidated Financial Statements - Hyzon
Note 14: Subsequent Events, page F-39

20. Please disclose the actual date through which subsequent events were evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Erik Anderson
Decarbonization Plus Acquisition Corp
April 13, 2021
Page 5

        You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameErik Anderson                          Sincerely,
Comapany NameDecarbonization Plus Acquisition Corp
                                                         Division of
Corporation Finance
April 13, 2021 Page 5                                    Office of
Manufacturing
FirstName LastName